Exhibit 99.1

First Mining Enters into Exploration Agreement with Animakee Wa Zhing #37 First Nation in respect of the Cameron Gold Project

VANCOUVER, BC, July 28, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that the Company has entered into a Mineral Exploration Agreement (the "Exploration Agreement") with Animakee Wa Zhing #37 First Nation ("AWZ 37") in relation to the Company's planned activities at the Cameron Gold Project ("Cameron" or the "Project") located 80 kilometres southeast of the city of Kenora in northwestern Ontario, and within the traditional territory of AWZ 37.  First Mining and AWZ 37 have entered into the Exploration Agreement to promote a cooperative, collaborative and mutually beneficial relationship between the parties supporting the Company's exploration activities at Cameron and the interests of AWZ 37 in the region.

The Exploration Agreement defines the protocol for meaningful communications and engagement between the parties to understand and accommodate each other's interests in relation to First Mining's exploration activities at Cameron.  The agreement addresses both early and advanced exploration work, as well as the potential future transport of an existing ore stockpile for off-site processing. Through this cooperative approach, the parties seek to build a strong, positive foundation for First Mining to proceed with its full scope of exploration activities at the Project in a manner that is informed by, and respects, the interests of AWZ 37.

Chief Linda McVicar of Animakee Wa Zhing #37 First Nation said, "We are pleased to have developed a positive relationship with the First Mining team, and we are excited for the opportunities that these exploration activities will provide for our community and to participate in the success of First Mining's exploration activities. The work planned by First Mining's exploration of the Cameron Project will help bring socio-economic benefits to the community and surrounding area. With our stewardship we are comfortable that First Mining will conduct their activities in a way that will minimize the environmental impact and pay respect to the land."

"We are extraordinarily pleased to have established a framework for on-going consultation, cooperation and economic participation with the Animakee Wa Zhing #37 First Nation and are committed to maintaining a positive relationship through a process of mutual respect, ongoing dialogue and regular interaction" stated Dan Wilton, CEO of First Mining. "We feel strongly that the Cameron project will benefit from the traditional knowledge regarding land use, environmental stewardship and cultural history stemming from our partners' long experience in this area, and we look forward to working cooperatively with AWZ 37 as we advance the mineral potential of our Cameron Project."

First Mining intends to undertake exploration activities and advanced exploration activities in accordance with industry-standard best practices and as such drilling will utilize existing drill and logging roads and trails where possible to minimize the environmental impact. The Company is targeting regional prospects and is planning a 4,000 metre diamond drill program that will consist of 36 drillholes.  The 2021 regional prospects include Dubenski, Dogpaw, East Cedar Tree, Angel Hill, and Robertson, with the 2022 program focused on potential underground exploration at the Cameron Lake Deposit.

About Animakee Wa Zhing #37 First Nation

Animakee Wa Zhing #37 First Nation comprises two geographically distinct communities approximately 200 km apart, Regina Bay and Windigo Island, that were amalgamated under one government in 1915.  The community of Regina Bay is located near the small town of Sioux Narrows, Ontario, and the community of Windigo Island is water access only on a series of islands in a remote part of Lake of the Woods near the United States and Manitoba borders.  Animakee Wa Zhing #37 has a registered population of 537 as of June 2021, with 196 living on reserve.  The nation is governed by a Chief and four Council members who are responsible to ensure that the needs of the entire membership are met.

About the Cameron Gold Project

The Cameron Gold Project consists of a district-scale, 533 square kilometre land package located in northwestern Ontario, approximately 80 kilometres southeast of Kenora, which encompasses the Cameron Gold Deposit, the Cedartree deposits (including East Cedartree, Dubenski and Dogpaw) and several other highly prospective gold showings.  The Cameron Gold Deposit hosts a Measured and Indicated resource of 464,000 ounces of gold and an Inferred resource of 533,000 ounces of gold.  For more information on the Cameron Gold Deposit resource, please see the technical report titled "Technical Report on the Cameron Gold Deposit, Ontario, Canada", with an effective date of January 17, 2017, which is available at www.sedar.com under First Mining's SEDAR profile.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Goldlund gold projects towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Hope Brook (being advanced in partnership with Big Ridge Gold Corp.), Cameron, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company commencing a 4,000 m diamond drill program at Cameron in 2021; (ii) the potential to increase the amount of mineral resources at Cameron through future exploration drilling and the success of such drill programs; (iii) the Company's plans to focus the 2022 drill program at Cameron on underground exploration; (iv) First Mining's focus on developing and permitting Springpole; and (v) the timing for the submission of an EIS for Springpole. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: Janet Meiklejohn | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com, www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 28-JUL-21